Filed Pursuant to Rule 433

Registration Statement No. 333-127366

Nationwide Health Properties, Inc.

Pricing Term Sheet

Issuer:	Nationwide Health Properties, Inc.
Size:	$350,000,000
Maturity:	July 15, 2011
Coupon:	6.500%
Price:	99.899% of face amount
Yield to maturity:	6.524%
Spread to Benchmark Treasury:	+145 basis points
Benchmark Treasury:	5.125%
Benchmark Treasury Price and Yield:	$100-7 and 5.074%
Interest Payment Dates:	July 15 and January 15, commencing January 15, 2007
Redemption Provisions:
Make-whole call:	At any time at a discount rate of U.S. Treasury plus 20 basis points
Settlement:	T+3; July 14, 2006
CUSIP:	638620AF1
Ratings:	Baa3/BBB-/BBB-

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533 or by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com.

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